Exhibit 99.4

SCHEDULE C

FOREWORD

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition by Algonquin Power and Utilities Corp. (“APUC” or the “Company”) of a 25% equity interest in Atlantica Yield plc ("Atlantica") on March 9, 2018 and a further 16.5% equity interest in Atlantica (the “Acquisitions”) on November 27, 2018 with both tranches accounted under the fair value method. The unaudited pro forma consolidated balance sheet gives effect to the additional 16.5% equity interest in Atlantica as if it had closed on September 30, 2018. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 and for the nine months ended September 30, 2018 give effect to the Acquisitions as if they had closed on January 1, 2017.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that Management believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the date indicated or the results which may be obtained in the future. The aggregate 41.5% equity interest in Atlantica will reflect the fair value at each balance sheet date in the future, which amounts may differ materially from the valuations reflected herein.

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2018
(in millions of U.S. dollars)
	APUC	Pro Forma Adjustments			Pro forma Consolidated
Assets
Currents assets:
Cash and cash equivalents	$88	$(3)	3(c	)	$85
Accounts receivable, net	206				206
Fuel and natural gas in storage	44				44
Supplies and consumables inventory	53				53
Regulatory assets	60				60
Prepaid expenses	28				28
Derivative instruments	9				9
Other current assets	5				5
Total current assets	493	(3)			490

Property, plant and equipment, net	6,353				6,353
Intangible assets, net	51				51
Goodwill	954				954
Regulatory assets	378				378
Derivative instruments	57				57
Long-term investments carried at fair value	515	345	3(a	)	855
		(5)	3(b	)
Long-term investments	163				163
Deferred income taxes	72				72
Restricted cash	19				19
Other assets	18				18
Total assets	$9,073	$337			$9,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$47				$47
Accrued liabilities	203				203
Dividends payable	63				63
Regulatory liabilities	49				49
Long-term debt	7				7
Other long-term liabilities and deferred credits	40				40
Derivative instruments	10				10
Other liabilities	4				4
Total current liabilities	423	0			423

Long-term debt	3,554	345	3(f	)	3,899
Regulatory liabilities	567				567
Deferred income taxes	433				433
Derivative instruments	61				61
Pension and other post-employment benefits obligation	170				170
Other long-term liabilities	223				223
Preferred shares, Series C	13				13
	5,021	345			5,366

Redeemable non-controlling interest	34				34

Shareholders' equity:
Preferred shares	184				184
Common shares	3,412				3,412
Additional paid-in capital	44				44
Deficit	(572)	(5)	3(b	)	(580)
		(3)	3(c	)
Accumulated other comprehensive loss	6				6
Total equity attributable to shareholders of APUC	3,074	(8)			3,066

Non-controlling interest	521				521
Total equity	3,595	(8)			3,587

Total liabilities and shareholders equity	$9,073	$337			$9,410

See accompanying notes to unaudited pro forma consolidated financial statements

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2017
(in millions of U.S. dollars)
	APUC	Pro Forma Adjustments			Pro Forma Consolidated
Revenue
Regulated electricity distribution	$763				$763
Regulated gas distribution	379				379
Regulated water reclamation and distribution	140				140
Non-regulated energy sales	218				218
Other revenue	24				24
	1,524	.			1,524

Expenses
Operating expenses	461				461
Regulated electricity purchased	222				222
Regulated gas purchased	142				142
Regulated water purchased	10				10
Non-regulated energy purchased	20				20
Administrative expenses	50				50
Depreciation and amortization	251				251
	1,156	0			1,156
Operating income	368	0			368

Interest expense on long-term debt and others	142	39	3(f	)	181
Interest expense on convertible debentures	13				13
Change in value of investments carried at fair value	0	72	3(d	)	72
Interest, dividend, equity and other income	(9)	(44)	3(e	)	(53)
Other losses	1				1
Acquisition-related costs	48				48
Gain on derivative financial instruments	(2)				(2)
	193	67			260
Earnings before income taxes	175	(67)			108
Income tax expense (recovery)
Current	7				7
Deferred	66	(10)	3(g	)	56
	73	(10)			63
Net earnings	102	(57)			45
Net effect of non-controlling interests	48	0			48
Net earnings attributable to shareholders of APUC	$150	$(57)			$93

Weighted average number of common shares (in millions)
Basic	382				382
Diluted	386				386

Basic net earnings per share	0.37				0.22
Diluted net earnings per share	0.37				0.22

See accompanying notes to unaudited pro forma consolidated financial statements

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Statement of Operations
Nine months ended September 30, 2018
(in millions of U.S. dollars)
	APUC	Pro Forma Adjustments			Pro Forma Consolidated
Revenue
Regulated electricity distribution	$638				$638
Regulated gas distribution	304				304
Regulated water reclamation and distribution	98				98
Non-regulated energy sales	173				173
Other revenue	14				14
	1,227	.			1,227
Expenses
Operating expenses	360				360
Regulated electricity purchased	202				202
Regulated gas purchased	124				124
Regulated water purchased	7				7
Non-regulated energy purchased	21				21
Administrative expenses	37				37
Depreciation and amortization	197				197
Gain on foreign exchange	(1)				(1)
	947	0			947
Operating income	280	0			280

Interest expense on long-term debt and others	112	30	3(f	)	129
		(13)	3(f	)
Change in value of investments carried at fair value	92	26	3(d	)	26
		(92)	3(d	)
Interest, dividend, equity and other income	(33)	(40)	3(e	)	(49)
		24	3(e	)
Pension and post-employment non-service costs	2				2
Other gains	0				0
Acquisition-related costs	10				10
Loss on derivative financial instruments	1				1
	184	(65)			119
Earnings before income taxes	96	65			161
Income tax expense (recovery)
Current	8				8
Deferred	42	(8)	3(g	)	37
		3	3(g	)
	50	(5)			45
Net earnings (loss)	46	70			116
Net effect of non-controlling interests	95	0			95
Net earnings attributable to shareholders of APUC	$141	$70			211

Weighted average number of common shares (in millions)
Basic	457				457
Diluted	461				461

Basic net earnings per share	0.30				0.45
Diluted net earnings per share	0.29				0.44

See accompanying notes to unaudited pro forma consolidated financial statements

1.	DESCRIPTION OF TRANSACTION

Effective March 9, 2018, Algonquin purchased a 25% equity interest in Atlantica (NASDAQ: AY) for a total purchase price of approximately $608 million, based on a price of $24.25 per ordinary share of Atlantica, plus a contingent payment of up to $0.60 per share, payable two years after closing, subject to certain conditions. The 25% equity interest represents approximately 25 million ordinary shares. Effective November 27, 2018, APUC, through its indirect subsidiary AAGES (AY Holdings) B.V. (“AY Holdings”), purchased an additional 16.5% equity interest in Atlantica for a total purchase price of approximately $345 million, based on a price of $20.90 per ordinary share, comprised of a payment of approximately $305 million paid on closing, with up to $40 million payable at a later date contingent on satisfaction of certain conditions. The payment of $305 million was financed through a draw on the Company’s existing credit facility.

On November 28, 2018, Abengoa-Algonquin Global Energy Solutions (“AAGES”), an international infrastructure construction company, jointly owned by APUC and Abengoa S.A., obtained a secured credit facility in the amount of $306.5 million and subscribed to a preference share ownership interest in AY Holdings B.V., which subscription proceeds of $305 million were distributed by AY Holdings to its parent and to the Company. The Company used the funds to repay the $305 million drawn under the credit facility.  The AAGES secured credit facility is collateralized through a pledge of the Atlantica shares held by AY Holdings. These separate transactions have not been reflected in the unaudited pro forma consolidated financial statements.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

2.	BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated financial statements give effect to the 41.5% equity investment by Algonquin in Atlantica. The Company has elected the fair value option in ASC 825 – Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statement of operations. The Company has determined that the market price of Atlantica shares multiplied by the number of shares owned by the Company is the most relevant representation of fair value for the periods presented in the pro forma consolidated financial statements.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Algonquin using the audited consolidated financial statements of Algonquin as of and for the year ended December 31, 2017, as reissued to reflect the change in reporting currency to the U.S. dollar and the unaudited interim consolidated financial statements of Algonquin as of and for the nine months ended September 30, 2018.  The accompanying unaudited pro forma consolidated financial statements utilize accounting policies that are consistent with those disclosed in the Company’s audited consolidated financial statements as of December 31, 2017 and were prepared in accordance with accounting principles generally accepted in the United States. The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related disclosures of the Company for the year ended December 31, 2017 and the unaudited interim consolidated financial statements and related disclosures for the nine months ended September 30, 2018. The reporting currency used to prepare these unaudited pro forma consolidated financial statements and notes is the U.S. dollar.

The unaudited pro forma consolidated balance sheet gives effect to the additional 16.5% equity interest in Atlantica as if it had closed on September 30, 2018. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 and for the nine months ended September 30, 2018 give effect to the Acquisitions as if they had closed on January 1, 2017.

The preparation of these unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the date indicated or the results which may be obtained in the future. The aggregate 41.5% equity interest in Atlantica will reflect the fair value at each balance sheet date in the future, which amounts may differ materially from the valuations reflected herein.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)
The purchase price for the first 25% equity investment in Atlantica effective March 9, 2018 was approximately $608 million. This transaction has already been reflected on the unaudited interim consolidated balance sheet as of September 30, 2018; therefore no pro forma adjustment is required.

The purchase price for the additional 16.5% equity investment in Atlantica is approximately $345 million, with $305 million paid on closing using the Company’s existing credit agreement facility and up to $40 million payable at a later date contingent on satisfaction of certain conditions. For purposes of the unaudited pro forma consolidated financial statements, it has been assumed that the full amount was funded from the Company’s existing credit facility, resulting in an aggregate increase in long-term investments of $345 million and an aggregate increase in long-term debt of $345 million in the unaudited pro forma consolidated balance sheet.

b)
The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. On September 30, 2018, the share price of Atlantica was $20.58, resulting in an investment fair value for the additional 16.5% equity investment of $340 million. The difference between the fair value as of September  30, 2018 and the purchase price of $345 million discussed in note 3(a) results in a loss of  $5 million which is reflected in deficit on the unaudited pro forma consolidated balance sheet.

The fair value changes for the first 25% equity investment are already reflected in the unaudited interim consolidated balance sheet as at September 30, 2018.

c)
Acquisitions costs for the additional 16.5% equity investment were approximately $3 million. Acquisitions costs are composed of estimated investment banking and management fees associated with the completion of the additional equity investment. These costs have been included as a pro forma adjustment to deficit on the unaudited pro forma consolidated balance sheet. The acquisition costs for the first 25% equity investment are already incorporated into the unaudited interim consolidated balance sheets as at September 30, 2018, and therefore no pro forma adjustment was made.

d)
The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. The accompanying unaudited pro forma consolidated statement of operations has been prepared on the basis that the transactions described above had occurred as of January 1, 2017. On January 1, 2017, the share price of Atlantica was $19.35, resulting in a total investment fair value of $804 million. The difference between the fair value as of January 1, 2017 and the total purchase price of $953 million ($608 million and $345 million) discussed in note 3(a) resulted in a loss of $149 million. On December 31, 2017, the share price of Atlantica was $21.21, resulting in an investment fair value of $881 million. The difference between the fair value as of December 31, 2017 and the fair value on January 1, 2017 resulted in a gain of $77 million. The net loss of $72 million is reflected on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2017.

On September 30, 2018, the share price of Atlantica was $20.58, resulting in an investment fair value of $855 million. The difference between the fair value as of September 30, 2018 and the fair value on December 31, 2017 resulted in a loss of $26 million. This is reflected on the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2018. APUC’s unaudited interim consolidated statements of operations for the nine months ended September 30, 2018 already reflect a $92 million fair value loss for the first 25% equity investment from March 9, 2018 to September 30, 2018. This amount was adjusted out of the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2018, to reflect results as if the transactions had occurred on January 1, 2017.

e)	Dividends were declared by Atlantica during 2017 as follows:

•	February 27, 2017	$0.25 per share
•	May 12, 2017	$0.25 per share
•	July 28, 2017	$0.26 per share
•	November 10, 2017	$0.29 per share

This would have resulted in dividend income of $44 million on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2017.

Dividends were declared by Atlantica during 2018 as follows:

•	February 27, 2018	$0.31 per share
•	May 11, 2018	$0.32 per share
•	July 31, 2018	$0.34 per share

This would have resulted in total dividend income of $40 million on the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2018. Dividend income of $24 million recognized by APUC for the first 25% equity investment in Atlantica was adjusted out of the unaudited interim consolidated statement of operations for the nine months ended September 30, 2018.

f)
The Company obtained funds for the acquisition of the first 25% equity interest in Atlantica from a term credit facility established on December 21, 2017 in the principal amount of $600 million for a term of one year. The remaining funds of $8 million were obtained from cash on hand available through the Company’s existing credit facilities. This resulted in an increase to long-term debt of $608 million. This is already reflected in the unaudited pro forma consolidated balance sheet as at September 30, 2018. No pro forma adjustment was made.

The funds for the $305 million paid on closing of the Additional Atlantica Investment were drawn on the Company’s credit facility. For purposes of the unaudited pro forma consolidated financial statements, it was assumed that the $40 million contingent payment was also funded by the Company’s credit facility, resulting in an aggregate increase to long-term debt of $345 million in the unaudited pro forma consolidated balance sheet.

The interest rate on the Company’s credit facility was 5.70% per annum. The interest expense for the year-ended December 31, 2017 is $39 million, and was adjusted for in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2017. The interest expense for the nine months ended September 30, 2018 is $30 million, and was adjusted for in the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2018. Since the $608 million obligation was actually assumed during 2018, the actual interest expense incurred by APUC of $13 million was adjusted out of the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2018.

g)
The Canadian enacted tax rate is 26.5%. Only 50% of capital gains and losses are subject to tax such that the effective tax rate on capital gains and losses is 13.25%. Tax effects of the transactions described above were calculated using this enacted tax rate.